Issuer Free Writing Prospectus

Dated May 6, 2009

Filed Pursuant to Rule 433

Registration Statement No. 333-142900

Xerox Corporation

Pricing Term Sheet and Information Supplement

Issuer:	Xerox Corporation
Security Description:	Senior Notes
Distribution:	SEC Registered
Size:	$750,000,000
Coupon:	8.250%
Maturity:	May 15, 2014
Offering Price:	99.982%
Yield to Maturity:	8.254%
Spread to Benchmark Treasury:	+625 bps
Benchmark Treasury:	1.875% due April 30, 2014
Benchmark Treasury Yield	2.004%
Ratings:	Baa2 (stable outlook) / BBB (negative outlook) / BBB (negative outlook)
Interest Payment Dates:	May 15, November 15
Beginning:	November 15, 2009
Record Dates:	May 1, November 1 preceding relevant Interest Payment Date
Make-Whole Call:	T+75 bps
Trade Date:	May 6, 2009
Settlement Date:	May 11, 2009 (T+ 3)
CUSIP:	984121 BY8

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities Inc.

Senior Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Mizuho Securities USA Inc. UBS Securities LLC

Co-Managers:	Banca IMI S.p.A. BNY Mellon Capital Markets, LLC Morgan Stanley & Co. Incorporated PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Use of Proceeds

The net proceeds of this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are expected to be approximately $744 million. We intend to use the net proceeds from this offering for general corporate purposes, which may include repayment of a portion of the outstanding borrowings under the 2007 Credit Facility.

As Adjusted Financial Data

At March 31, 2009, on an as adjusted basis after giving effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds therefrom, the Company and its subsidiaries would have had $7.9 billion of debt on a consolidated basis, of which $32 million would be secured by finance receivables.

Offering Expenses

We estimate that our total expenses of this offering will be approximately $1.2 million.

Underwriting

This information updates and supersedes the information in our Prospectus Supplement, Subject to Completion dated May 6, 2009, To Prospectus Dated May 14, 2007.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 800-294-1322, Citigroup Global Markets Inc. toll free at 877-858-5407, Goldman, Sachs & Co. toll free at 866-471-2526 or J.P. Morgan Securities Inc. collect at 212-834-4533.